UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 333-251339

Arrival Group

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CIIG Merger Corp. Special Meeting

On March 19, 2021, CIIG Merger Corp. (“CIIG”) held a special meeting of stockholders (the “Special Meeting”) in connection with the proposed business combination (the “Business Combination”) contemplated by the Business Combination Agreement, dated as of November 18, 2020, by and among CIIG, Arrival Group (“Arrival”), Arrival S.à r.l. and ARSNL Merger Sub Inc. The Business Combination is described in the registration statement filed by Arrival with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2021 (the “Registration Statement”). At the Special Meeting, CIIG’s stockholders voted on and approved the Business Combination Proposal, the Nasdaq Proposal and the Stockholder Adjournment Proposal, in each case as defined and described in greater detail in the Registration Statement.

New Members of Arrival’s Board of Directors

On March 22, 2021, Arrival issued a press release announcing two new members of its Board of Directors. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Arrival Group on March 22, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL GROUP

By:	/s/ Denis Sverdlov
Name:	Denis Sverdlov
Title:	Chief Executive Officer

Dated: March 22, 2021